DRINKER BIDDLE & REATH LLP
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                              www.drinkerbiddle.com



February 23, 2009

VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Allegiant Funds (the "Trust")
         Registration Nos. 33-00488/811-04416
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Ladies and Gentlemen:

On behalf of the Trust, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, and Rule 20a-1(a) under the Investment Company Act of 1940, as amended, filed herewith are a Notice of Joint Special Meeting of Shareholders of the Trust and Allegiant Advantage Fund, definitive proxy statement and form of proxy relating to a joint special meeting of the Trust's shareholders. No fee is necessary in connection with this filing.

The Special Meeting is scheduled for April 24, 2009 and is being called for the purpose of submitting to shareholders the following proposals: (1) to ratify an interim advisory agreement with Allegiant Asset Management Company for each Fund of the Trust; (2) to approve a new investment advisory agreement with Allegiant Asset Management Company for each Fund of the Trust; (3) to ratify an interim sub-advisory agreement with Polaris Capital Management, LLC for the International Equity Fund; (4) to approve a sub-advisory agreement with Polaris Capital Management, LLC for the International Equity Fund; (5) to authorize Allegiant Asset Management Company, upon approval of the Board of Trustees, to enter into or materially amend sub-advisory agreements related to the Funds without shareholder approval; and (6) to transact such other business as may properly come before the Joint Special Meeting and any adjournments thereof. The Trust expects to distribute the definitive copies of the proxy materials to shareholders as soon as practicable on or about February 25, 2009.

Questions concerning the enclosed materials may be directed to the undersigned at 215-988-2887.

Very truly yours,

/s/ Julie Sterner Patel
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Julie Sterner Patel


Enclosures